[OPENWAVE LETTERHEAD]

January 19, 2005

Mr. Mark P. Shuman

Mr. Daniel Lee

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 4-6

Washington, D.C. 20549

Re:	Openwave Systems Inc. Post-Effective Amendment No. 2 to Registration Statement on Form S-3 Filed December 17, 2004 File No. 333-109547

Dear Messrs. Shuman and Lee:

Openwave Systems Inc., a Delaware corporation (the “Company” or “Openwave”), is writing in response to the letter of comments from the Staff of the Securities and Exchange Commission to Openwave dated January 7, 2005 (the “Comment Letter”) with respect to Openwave’s Post-Effective Amendment No. 2 to Registration Statement on Form S-3, File No. 333-109547 (the “Registration Statement”). Under separate cover submitted to the Staff on January 18, 2005, the Company filed via EDGAR a letter in response to the Comment Letter (the “Response Letter”) and Post-Effective Amendment No. 3 to the Registration Statement (the “Amendment”), marked to indicate changes from the Registration Statement. The changes reflected in the Amendment include those made in response to all of the comments of the Staff set forth in the Comment Letter.

Additionally, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company is advised that the Division of Enforcement has access to all information provided by the Company to the Staff of the Division of Corporation Finance in connection with the review of the Company’s filing or in response to the Staff’s comments on the Company’s filing.

Very truly yours, OPENWAVE SYSTEMS, INC.

By:	/s/ GREG WRENN
Name: Greg Wrenn Title: Vice President and General Counsel

cc:	John Kuriyama, Openwave Systems Inc.

Gregory C. Smith, Skadden, Arps, Slate, Meagher & Flom LLP